Exhibit 99.1

Scorpio Bulkers Inc. Announces a Commitment for a New Loan Facility

MONACO, August 6, 2018 (GLOBE NEWSWIRE) -- Scorpio Bulkers Inc. (NYSE:SALT) (“Scorpio Bulkers,” or the “Company”) announced today that the Company has received a commitment from Nordea AB (publ), acting through its New York branch, and Skandinaviska Enskilda Banken AB (publ) for a loan facility of up to $184.0 million. The loan facility will be used to finance up to 60% of the fair market value of six Ultramax dry bulk vessels (SBI Athena, SBI Thalia, SBI Zeus, SBI Hera, SBI Poseidon and SBI Apollo) and six Kamsarmax dry bulk vessels (SBI Conga, SBI Bolero, SBI Sousta, SBI Rock, SBI Reggae and SBI Mazurka). The loan facility, which is expected to close within the third quarter of 2018, will be comprised of a term loan up to $104.0 million and a revolver up to $80.0 million.
The loan facility has a final maturity date of five years from signing date and bears interest at LIBOR plus a margin of 2.40% per annum. This loan facility is expected to increase the Company’s liquidity by approximately $47.0 million after repayment of the vessels’ existing debt. The terms and conditions are similar to those set forth in the Company's existing credit facilities and the loan facility is subject to customary conditions precedent and the execution of definitive documentation.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc. has an operating fleet of 57 vessels consisting of 56 wholly-owned or finance leased drybulk vessels (including 19 Kamsarmax vessels and 37 Ultramax vessels), and one time chartered-in Ultramax vessel. The Company’s owned and finance leased fleet has a total carrying capacity of approximately 3.9 million dwt and all of the Company’s owned vessels have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Contact:
Scorpio Bulkers Inc.

+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)